Exhibit 12.2

Consolidated Combined Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

The ratio of earnings to combined fixed charges and preferred stock dividend requirements is calculated by dividing (i) income from continuing operations before income tax expense and fixed charges by (ii) combined fixed charges and preferred stock dividend requirements. For purposes of computing these ratios, earnings consists of income from continuing operations before income tax expense plus fixed charges. Fixed charges consist of interest expense on deposits and borrowings, and one-third of rent expense, which approximates the estimated interest portion of rent expense. These ratios are presented both including and excluding interest on deposits. Fixed charges excluding interest on deposits consist of interest on borrowings and one-third of rent expense, which approximates the interest component of rent expense. Fixed charges including interest on deposits consist of the preceding items plus interest on deposits.

Years ended December 31 (in millions, except ratios)	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income tax expense	$390.5	$380.6	$347.6	$369.3	$292.1
Fixed charges including interest on deposits	153.9	135.5	132.3	120.7	141.3

Earnings including interest on deposits	544.4	516.1	479.9	490.0	433.4
Less interest on deposits	95.5	80.9	81.1	90.8	107.4

Earnings excluding interest on deposits	$448.9	$435.2	$398.8	$399.2	$326.0

Fixed charges:
Interest on deposits	$95.5	$80.9	$81.1	$90.8	$107.4
Interest on borrowings	41.3	37.8	34.7	15.4	21.1
Estimated interest component of rent expense	17.1	16.8	16.5	14.5	12.8

Fixed charges including interest on deposits	153.9	135.5	132.3	120.7	141.3
Preferred stock dividend requirements	—	—	—	—	—

Combined fixed charges and preferred stock dividend requirements including interest on deposits	153.9	135.5	132.3	120.7	141.3
Less interest on deposits	95.5	80.9	81.1	90.8	107.4

Combined fixed charges and preferred stock dividend requirements excluding interest on deposits	$58.4	$54.6	$51.2	$29.9	$33.9

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	7.69x	7.97x	7.79x	13.35x	9.62x
Including interest on deposits	3.54x	3.81x	3.63x	4.06x	3.07x